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1 October 1998

               LOGICA TO ACQUIRE CARNEGIE GROUP FOR $35 MILLION

*LOGICA TO EXPAND ITS PRESENCE IN THE GROWING GLOBAL CUSTOMER CARE AND CONTACT
                                     ARENA

Logica plc today announced that it has entered into a definitive agreement to acquire Nasdaq-listed Carnegie Group, Inc., a provider of solutions in the areas of customer management and sophisticated decision support systems. Under the terms of the agreement, which has been unanimously approved by the board of directors of both companies, Logica will acquire Carnegie Group for $5.00 per common share, payable in cash, for a total consideration of approximately $35 million ((Pounds)21 million/1/). The acquisition will be financed by medium-term US dollar bank borrowings.

  Founded in 1983 at Carnegie Mellon University and headquartered in Pittsburgh, Pennsylvania, Carnegie Group has 300 staff in seven US locations. The company currently generates its largest proportion of revenues from telecommunications operators. Key customers include USWest Communications, Bell South Telecommunications, and First USA Bank. In the decision support area, accounting for 25% of the business, key customers include the US Army, DARPA and the US Air Force. For the year ended 31 December 1997, Carnegie Group earned revenues of $29.4 million, with profits before tax of $0.2 million. Net assets were $24.1 million. For the half-year to 30 June 1998, Carnegie Group's unaudited results were revenues of $16.2 million with profits before tax and acquisition-related write-off of $0.6 million.

  Carnegie Group's board of directors has agreed to recommend acceptance of the offer to its shareholders and will be accepting the offer in respect of their own shareholdings. Full details of the tender offer will be issued to Carnegie Group's shareholders on or before 8 October 1998. Following the issue of the tender offer document, Carnegie Group's shareholders will have a minimum of 20 business days to tender their shares. The offer will be conditional on Logica achieving over 50% acceptance and other customary closing conditions. Shareholders and directors holding approximately 18% of the outstanding shares have agreed to tender their shares to the deal. Any shares not purchased in the offer will be acquired for the same price in cash pursuant to a second step merger.

  The acquisition will create synergy for both organisations and enhance growth prospects. Logica's leading position in providing customer contact and customer care solutions to the telecommunications, financial services and energy and utilities markets will give valuable access to new channels for delivery of Carnegie Group's repeatable capabilities. Upon completion of the acquisition, Carnegie Group will form a separate customer contact division within Logica Inc., Logica's North American operating subsidiary, reporting to Logica Inc. president and chief executive Corey V. Torrence. The new division will be known as Logica Carnegie Group. It is envisaged that the acquisition will have no material effect on Logica's earnings in 1998/99 (before goodwill amortisation) and that it will be earnings-enhancing in 1999/2000.

  "We have been seeking to expand our business in North America and are pleased to have attracted a company specialising in an exciting high growth segment of our market. Carnegie Group will also give our North American operations more critical mass, increasing our North American headcount by 60%," said Mario Anid, Logica's corporate development director. "At Logica we continue to concentrate on value-added, repeatable IT solutions in global markets with significant growth potential. Carnegie Group fits our acquisition criteria and we believe that it will make a major contribution to Logica's business in the future in tandem with our other recent acquisitions."
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/1/ For the purpose of this announcement, an exchange rate of 1.692 US dollar to 1 Pound sterling has been used.
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                               NOTES TO EDITORS

ABOUT CARNEGIE GROUP

Carnegie Group, Inc is based in Pittsburgh, Pennsylvania and has demonstrated success in penetrating the US marketplace for customer relationship management and advanced decision support solutions. The company helps clients in the financial services, government, manufacturing, and telecommunications industries improve business processes, customer relations, productivity and market position. It has 300 staff across offices in Pittsburgh, Denver, Washington DC, Edison/New Jersey, Atlanta, Oakland and St Louis.

ABOUT LOGICA

Founded in 1969, Logica plc is a leading international computer consultancy, systems integration and software company. Logica's clients operate across diverse markets including finance, telecommunications, energy and utilities, industry, government, defence, transport and space. Logica currently has 6,500 staff in 23 countries worldwide.

  For the financial year ended 30 June 1998, Logica announced record pre-tax profits of (Pounds)41.8 million on revenues of (Pounds)473.0 million. This represented revenue growth of 40%, while earnings per share have compounded at 38% over the past five years, reaching 42.3p in the year. At 28 September 1998, Logica's market capitalisation was (Pounds)1,555 million.

For further information:
                                Will Cameron/Anna Bailey
                                Logica
                                Tel:                 +44 171 446 1786
                                Email:               press@logica.com
                                Web Page             www.logica.com
                                Web news service     www.newsdesk.com

                                Reg Hoare/Mike Tate
                                Ludgate Communications
Tel:                            +44 171 253 2252